Confidential Treatment Requested by Rackspace Technology, Inc.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

July 20, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Jeff Kauten

Staff Attorney

Office of Technology

Re:	Rackspace Technology, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 20, 2020
File No. 333-239794

Dear Mr. Kauten:

On behalf of Rackspace Technology, Inc. (the “Company”), we are submitting this letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-239794), as filed with the Commission on July 20, 2020 (the “Registration Statement”), as well as historical information with respect to the estimated fair value of the Company’s common stock over the past twelve months. The Company has asked us to relay the information in this letter to the Staff on behalf of the Company.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (212) 373-3588 rather than rely on the U.S. mail for such notice.

IPO Price Range

The Company supplementally advises the Staff that the Company preliminarily estimates a price range of $[***] to $[***] per share (the “IPO Price Range”) for its proposed initial public offering (“IPO”). As is typical in initial public offerings, the IPO Price Range was not derived using a formal

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Confidential Treatment Requested by Rackspace Technology, Inc.

Jeff Kauten

Securities and Exchange Commission

Division of Corporation Finance

July 20, 2020

determination of fair value but was determined by discussions between the Company and the underwriters. The IPO Price Range was determined based, in large part, on input from the underwriters and subsequent discussions among the board of directors of the Company (the “Board”) and senior management of the Company. The price range noted above is subject to further revision based on market conditions, business developments and other factors.

The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment. However, the Company believes that, barring significant unforeseen events, the foregoing IPO Price Range will not be subject to significant change.

The Company advises the Staff that the Company effected a 12:1 stock split on July 20, 2020 (the “Stock Split”) and reflected such split in the most recent pre-effective amendment to the Registration Statement filed on July 20, 2020. Accordingly, all numbers of shares and per share values in this letter are presented on a post-split basis to reflect the Stock Split.

Among the factors that were considered in setting the IPO Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	recent performance of IPOs of companies in the technology sector; and

•	an analysis of the typical valuation ranges seen in recent IPOs for companies in the Company’s industry.

In June and July of 2020, the Company held “testing-the-waters” meetings, at which the Company received feedback from potential investors regarding interest in a potential offering.

Historical Share-Based Compensation Awards Granted since December 31, 2018

The Company has granted stock options and restricted stock units during the period from December 31, 2018 through the date of this letter as follows (in each case adjusted to reflect the Stock Split):

Options:

Grant Date	Number of Underlying Shares	Board-Determined Fair Value of Underlying Shares
4/22/2019	2,400,000	$12.88
5/24/2019	1,294,848	$12.88

Confidential Treatment Requested by Rackspace Technology, Inc.

Jeff Kauten

Securities and Exchange Commission

Division of Corporation Finance

July 20, 2020

Grant Date	Number of Underlying Shares	Board-Determined Fair Value of Underlying Shares
5/31/2019	4,205,340	$12.88
7/29/2019	3,154,464	$12.87
8/1/2019	26,400	$12.87
8/5/2019	5,820	$12.87
8/12/2019	720,000	$12.87
9/16/2019	153,384	$12.87
9/17/2019	990,000	$12.87
9/23/2019	46,596	$12.87
12/13/2019	1,040,148	$12.97
1/6/2020	691,956	$13.62
1/8/2020	7,704	$13.62
1/13/2020	36,696	$13.62
2/24/2020	239,544	$13.62
3/16/2020	5,137,908	$13.62
5/4/2020	1,796,952	$11.41	[1]
6/29/2020	257,508	$11.41	[1]

Restricted Stock Units:

Grant Date	Number of Underlying Shares	Board-Determined Fair Value of Underlying Shares
4/22/2019	427,176	$12.88
5/24/2019	17,460	$12.88
2/24/2020	27,492	$13.62
5/4/2020	6,564	$11.41	[1]

Historical Fair Value Determination and Methodology

The Company accounts for share-based awards under the recognition and measurement provisions of Accounting Standards Codification 718 (Compensation—Stock Compensation). Share-based compensation cost is measured at the grant date based on the fair value of the underlying common stock and is recognized as expense over the requisite service period. The fair value of stock options with vesting conditions dependent upon market performance is determined using a Monte Carlo simulation.

As there has been no public market for the Company’s common stock since November 2016, the estimated fair value of its common stock has been determined by the Board as of the date of each equity grant, with input from management, considering the Company’s most recent third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant based on the information known to the Company and the Board on the date

[1]

For financial reporting purposes in connection with the current IPO process and with benefits of hindsight, the Company assessed the fair value of the Company’s common stock in connection with the May 4, 2020 and June 29, 2020 grants as discussed herein.

Confidential Treatment Requested by Rackspace Technology, Inc.

Jeff Kauten

Securities and Exchange Commission

Division of Corporation Finance

July 20, 2020

of such grant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board intended all options granted to be exercisable at a price per share not less than the per share fair value of the common stock underlying those options on the date of grant.

As disclosed in the Registration Statement, third-party valuations of the Company’s common stock were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Common Stock Valuations

Various objective and subjective factors determined the fair value of the common stock as of each grant date, including:

•	the Company’s results of operations, financial position and achievement of enterprise milestones;

•	the composition of, and changes to, the Company’s management team and Board;

•	consideration of the lack of liquidity of the common stock as a private company;

•

a discount for lack of marketability was not directly applied given that there were no differential rights attributable to different shareholders (as the Company has only one class of shares – i.e., common). As the equity value considers the rate of return for the investors, an illiquidity discount has already been factored into the concluded equity value (in the form of the discount rate);

•	the Company’s stage of development, business strategy and the material risks related to its business and industry;

•	the valuations of publicly traded companies in the Technology Services sector, as well as recently completed mergers and acquisitions of peer companies;

•	external market conditions affecting the Technology Services sector; and

•	the likelihood of achieving a liquidity event for the holders of the common stock, such as the IPO, or a sale of the Company, given prevailing market conditions.

Common Stock Valuation Methodologies

Income Approach: Discounted Cash Flow

The Company’s common stock valuations were estimated through application of the income approach, specifically the discounted cash flow (“DCF”) method, which focuses on estimated expected cash flow available for distribution to the equity holders. The DCF method involves significant assumptions regarding the Company’s projected cash flows and the discount rate applicable to the Company’s business. Values derived under the income approach were also utilized as the basis for implied market approach indications and compared to market multiples of publicly held competitors of

Confidential Treatment Requested by Rackspace Technology, Inc.

Jeff Kauten

Securities and Exchange Commission

Division of Corporation Finance

July 20, 2020

the Company for corroborative purposes. Estimated equity values are adjusted for dilution for options and earn-outs, and then the adjusted equity values are allocated on a pro-rata basis to each common share given that the Company has a simple capital structure.

Option Pricing Method

For purposes of capturing the dilution from outstanding options, the valuation utilizes the Option-Pricing Method (“OPM”). The OPM depends on key assumptions regarding the volatility and time to a liquidity event but does not require explicit estimates of the possible future outcomes.

The input and assumptions used in this calculation are total equity value, time to liquidity, expected volatility and dividends. The time to liquidity and dividend assumptions were based on the expectations of Company management, whereas volatility was estimated based on historical volatility of comparable publicly traded companies. If any assumptions change, the share-based compensation expense for equity awards could be materially different.

Comparison of Recent Historical Common Stock Valuations and the IPO Price Range

The Company believes the following factors explain the difference between the fair value of the Company’s historical common stock valuations and the IPO Price Range.

Historical Common Stock Valuations

•

The primary driver for the fluctuation in the Board-determined fair value of the common stock between the grants made in the three months ended December 31, 2019 (based primarily on the June 30, 2019 valuation analysis) and the grants made in the three months ended March 31, 2020 (based primarily on the December 31, 2019 valuation analysis) was the Company’s improved financial results. Specifically, the Company’s new leadership team implemented certain revenue growth and cost saving initiatives across the organization, which resulted in a steady increase in customer bookings since June 2019. Additionally, the Company exceeded its 2019 Adjusted EBITDA budget and, accordingly, the Company revised its forecasts upward.

•

The primary driver for the fluctuation in Board-determined fair value of the common stock between the grants made during the three months ended March 31, 2020 (based primarily on the December 31, 2019 valuation analysis) and the grants made during the three months ended June 30, 2020 (based primarily on the March 31, 2020 valuation analysis) was the uncertainty in economic conditions related to COVID-19 and potential impacts associated with COVID-19 on the Company’s financial prospects. Although COVID-19 had not had a significant impact on the Company’s operations in the near-term relative to broader economic concerns, the market capitalization of guideline companies decreased significantly as market participants demanded a risk premium for investments given the uncertainty surrounding the ultimate extent of the impact of COVID-19 on the operational and financial performance for these guideline companies. This elevated market risk led to an increase in the discount rate applied in the March 31, 2020 valuation analysis relative

Confidential Treatment Requested by Rackspace Technology, Inc.

Jeff Kauten

Securities and Exchange Commission

Division of Corporation Finance

July 20, 2020

to the discount rates considered in the June 30, 2019 and December 31, 2019 analyses. The values associated with these valuation analyses resulted in implied multiples for the Company which were corroborated by market-evidenced multiples of the guideline companies as of each of the valuation dates.

•

Given the market volatility and uncertain sustainability of an economic recovery, both of which may have impacted the Company’s IPO prospects, the Board determined the March 31, 2020 valuation analysis to be a reasonable estimate for the fair value of the common stock in connection with the May 4, 2020 and June 29, 2020 grants.

•

With benefit of hindsight, Company management noted that market capitalizations for the guideline companies increased subsequent to March 31, 2020, as it became apparent that companies in certain industries, including participants within the Company’s industry, were maintaining or improving performance during this time-frame. As the potential impacts of COVID-19 became better understood relative to the Company’s operations, certain sustainable trends became more apparent with the passage of time, including (but not limited to):

-	anticipated acceleration of digitization trends and technology adoption rates in the broader economy which would prove beneficial to the operations of the Company;

-	anticipated needs of cloud infrastructure customers to support work from home solutions and offerings, video and music streaming, online gaming, etc.; and

-

customer demand accelerated in the form of increased bookings as customers focused on public and hybrid cloud solutions to address challenges associated with on-premise operational constraints resulting from COVID-19.

For financial reporting purposes in connection with the current IPO process and considering the factors above, the Company assessed the fair value of the Company’s common stock in connection with the May 4, 2020 and June 29, 2020 grants by interpolating between the fair value per share as of March 31, 2020 and the midpoint of the expected IPO price range. In applying this linear interpolation, the Company determined a deemed fair value per share for financial reporting purposes of $14.36 and $19.22 at May 4, 2020 and June 29, 2020, respectively.    The Company determined that linear interpolation is appropriate as no single event caused the valuation of the Company’s common stock to fluctuate. Instead, a combination of Company-specific factors, including its progress toward an IPO, more certainty around the Company’s business and financial position as well as external market factors, led to the changes in the fair market value of the underlying common stock.

IPO Price Range

•

Unlike the valuation methodologies used in connection with the Company’s historical equity issuances, the IPO Price Range does not take into account the potential for alternative outcomes that could yield lower valuations, such as a sale transaction at differing valuations, the Company continuing as a private, stand-alone entity, etc.

Confidential Treatment Requested by Rackspace Technology, Inc.

Jeff Kauten

Securities and Exchange Commission

Division of Corporation Finance

July 20, 2020

•

The IPO Price Range represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock associated with historical option grants appropriately represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid. Even if an IPO were to be successfully completed, the common stock associated with historical option grants to executive officers would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

•

In June and early-July 2020, the Company held “testing-the-waters” meetings, at which the Company received feedback from potential investors related to deal appetite. During that time-frame, several companies have executed IPOs, which have performed better than expected and have given investors renewed confidence in the new issue market.

•	Improvements in the capital markets provided for increased investor appetite for an IPO relative to the market dynamics known as of the significant grant dates in 2020.

-

The Dow Jones Industrial Average (“DJIA”) exhibited considerable market volatility given underlying economic uncertainties associated with COVID-19, as evidenced by a 37.1% decline in value from market highs of February 12, 2020 to market lows of March 23, 2020. As the potential economic and societal impact of COVID-19 became better understood, the DJIA experienced a 48.3% increase from market lows on March 23, 2020 to subsequent highs on June 8, 2020.

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The IPO market experienced reduced activity in March and April of 2020 as investors were concerned about significant volatility given market conditions and uncertainties associated the potential impact of the COVID-19 on the operations and financial prospects of companies in the marketplace. However, activity in the IPO market increased in mid-to-late May and June 2020 as the stock market recovered from market lows experienced in March 2020 and companies resumed efforts to access capital via the IPO markets.

•

Given the proximity to the anticipated completion of the IPO, the IPO Price Range assumes a successful offering. A successful offering would provide the Company with: (i) proceeds that substantially strengthen the Company’s balance sheet as a result of increased cash, a portion of which will be used to pay down outstanding indebtedness; (ii) improved access and a lower expected cost of capital through public company debt and equity markets; (iii) a “currency” to enable the Company to make strategic acquisitions and compensate employees as the Board may deem appropriate, which are reflected in the valuation reflected in the IPO Price Range; and (iv) a strengthened brand recognition in the marketplace.

Confidential Treatment Requested by Rackspace Technology, Inc.

Jeff Kauten

Securities and Exchange Commission

Division of Corporation Finance

July 20, 2020

•

The IPO Price Range reflects the fact that investors may be willing to purchase shares in the IPO at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify with any level of certainty.

*                     *                     *

The Company respectfully submits that the deemed per share fair values used as the basis for determining the stock-based compensation in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement. In addition, the Company will continue to update its disclosure for equity-related transactions through the effective date of the Registration Statement.

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 373-3588.

Sincerely,

/s/ Brian M. Janson

Brian M. Janson

cc:	David E. Sobel

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Holly Windham

Rackspace Technology, Inc.

Michael Kaplan

Emily Roberts

Davis Polk & Wardwell LLP